Mail Stop 4561
Via Fax (781) 890-4848

March 21, 2008

Rodger Weismann
Chief Financial Officer
Phase Forward Incorporated
880 Winter Street
Waltham, MA 02451

Re: Phase Forward Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
File No. 000-50839

Dear Mr. Weismann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief